UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the term “Company,” “DDC” and “we” refer to DDC Enterprise Limited.

On March 17, 2025, the Company entered into a binding term sheet covering, among other things, a strategy for the Company to create over time a bitcoin reserve and issue its Class A Ordinary shares. A copy of the term sheet is attached as Exhibit 10.1 and incorporated herein. On March 18, 2025, the Company issued a press release announcing the strategy and appointment of a strategic advisor, which is attached as Exhibit 99.1 and incorporate herein.

The term sheet requires, and completion of the acquisition of the bitcoin and issuance of shares is contingent upon, completion of due diligence and the negotiation and execution of definitive agreements which will have customary closing conditions.

3. Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “in the process of,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the completion of the acquisition of bitcoin, issuance of shares, completion of diligence, entry into definitive agreements, as well as DDC’s strategic and operational plans and 2024 preliminary audited results, contain forward-looking statements. DDC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about DDC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: DDC’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to DDC’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in DDC’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and DDC undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited
Date: March 21, 2025
	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Binding Term Sheet dated March 17, 2025
99.1	Press Release Dated March 18, 2025

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